Exhibit 2.1

ASSET PURCHASE AGREEMENT

AGREEMENT made this day 7th of October, 2014 by and among Evergreen Recreational Vehicles, LLC, an Indiana limited liability company (“Buyer”), and Skyline Corporation, an Indiana corporation (“Seller”).

W I T N E S S E T H

WHEREAS, A division of Seller’s operations is engaged in the business of manufacturing, marketing, and selling travel trailers and fifth wheel recreational vehicles (the “Business”);

WHEREAS, Buyer desires to purchase from Seller certain of the assets, properties, relating to the Business, and Seller desires to sell said assets, properties and business to Buyer for the consideration and upon the terms and conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, representations and warranties herein contained, and subject to the conditions hereinafter set forth, the parties hereto agree as follows:

1. PURCHASE AND SALE OF ASSETS

1.1 With the exception of the Excluded Assets (as defined below), Seller hereby agrees to sell, assign, convey, transfer and deliver to Buyer on the Closing Date (as hereinafter defined), and Buyer hereby agrees to purchase and acquire on the Closing Date, the following assets primarily used by Seller in the conduct of the Business only (collectively, the “Purchased Assets”):

(a) trademarks, trademark rights, trade name rights, trade dress, brand names, service marks, patents, logos, copyrights, designs and domain names set forth on Schedule “1(a)” (the “Intellectual Properties”);

(b) To the extent they are assignable and the other party or parties consent to such assignment, all licenses and license agreements pursuant to which Seller has the right to the use of any Intellectual Properties owned by third parties and all licenses and license agreements pursuant to which Seller has authorized third parties to use any Intellectual Properties;

(c) all product designs, plans, specifications and drawings relating to the Business;

(d) all inventory except raw materials inventory, including consigned inventory, pre-paid inventory, finished goods, work in process, and goods in transit, sold or used by the Business (the “Inventory”);

(e) all customers’ purchase orders and contracts, customers’ business, customer lists, supplier lists (domestic and foreign), and all written information, files, correspondence and documents to the extent relating to the Business and located at 1209 South Division Street, Bristol, Indiana (the “Premises”);

(f) all right, title, interest, obligation and liability of Seller, as lessee, with respect to the personal property leases which are assignable and the other party or parties to a lease consent to such assignment;

(g) all stationery, office supplies, catalogues, product descriptions, printing plates, advertising materials, forms and other similar supplies and materials used in the Business;

(h) all computer software and computer service agreements which are assignable and the party or parties to such agreements consent to such assignment, excluding all software and computer service agreements which are not primarily used by Seller in the conduct of the Business;

(i) all machinery, equipment, molds, dies, dies and tooling at vendors, tools, furniture and fixtures (the “Equipment”) used by Seller primarily in the conduct of the Business and set forth (including the locations thereof) on Schedule “1(i)”;

(j) all claims for insurance, and all proceeds thereof, relating to damage of or destruction to any of the foregoing;

(k) the current telephone listings of the Business and the right to use the telephone numbers currently being used primarily by Seller in the conduct of the Business;

(l) all permits, licenses and other governmental approvals held by Seller with respect to the Business, to the extent they are assignable; and

(m) all rights to Seller’s exhibit space at the 2014 RVIA Louisville Show and any show materials, signs and fixtures related to the Business, except that Seller shall retain approximately 4,500 square feet for its own use.

1.2 It is the intent of this Agreement that the Purchased Assets shall constitute all of the assets, properties and business (including, without limitation, all production methods, technology, intellectual properties, manufacturing processes, distribution methods, sales methods, technical data, know-how, trade secrets, permits and necessary authority) of Seller which are necessary or appropriate to enable Buyer to continue to conduct the Business in the manner conducted by Seller as of the date of this Agreement, except that the Purchased Assets shall not include the assets set forth on Schedule “1.2” hereto (the “Excluded Assets”).

1.3 Seller hereby waives any and all vendor’s liens with respect to the sale of the Purchased Assets pursuant to this Agreement.

1.4 In addition to the acquisition of the Purchased Assets as provided herein, and contingent on such Closing, an affiliate of Buyer will purchase, and Seller will sell to Buyer’s affiliate, the Premises for a purchase price of Eight Hundred Six Thousand Two Hundred Dollars and 00/100 Cents ($806,206.00) pursuant to a separate Real Property Purchase Agreement (the “Real Property Purchase Agreement”), and the closing of the sales of such real estate shall and the Purchased Assets shall occur simultaneously on the Closing Date.

1.5 Buyer or its representatives or affiliates have fully examined and inspected the Purchased Assets prior to the execution of this Agreement, and Buyer agrees to accept the Purchased Assets in an “AS IS” condition as of the Closing. Buyer agrees that, except for Seller’s representations set forth in Section 4, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent, affiliate or representative of Seller, including, but not limited to: (a) any representation, statements or warranties as to the physical condition of the Purchased Assets; (b) the fitness and/or suitability of the Purchased Assets for use in the Business; (c) the past, current or future financial performance of the Purchased Assets and Business; (d) the compliance of the Purchased Assets with applicable legal requirements, including building, zoning, subdivision, environmental, or land use legal requirements, codes, ordinances, rules or regulations; (e) the state of repair of the Purchased Assets; (f) the value of the Purchased Assets; (g) the manner or quality of construction of the Purchased Assets; or (h) the income derived or to be derived from the Purchased Assets. Buyer, for itself and its affiliates, successors and assigns, waives any right to assert any claim against Seller, at law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising, except with respect to the representations and warranties in Section 4 of this Agreement.

2. OBLIGATIONS

Buyer does not assume or agree to pay, perform or discharge any liability or obligation of Seller of any nature whatsoever, whether known or unknown, direct or indirect, contingent or accrued, matured or unmatured, whether or not related to the Purchased Assets or the Business, which liabilities and obligations shall remain the sole liabilities and obligations of Seller.

Buyer agrees to administer warranty claims on behalf of Seller on product sold by Seller prior to the Closing Date. Seller agrees to pay Buyer for reasonable expenses for warranty repairs administered by Buyer, but all warranty expenditures must be pre-authorized by Seller and such authorization shall not be unreasonably withheld by Seller. It is expressly understood between the parties that Buyer is not assuming nor is in any way liable for product warranties and dealer repurchase (buy back) requirements for products sold by Seller prior to the Closing Date and any finished goods purchased by Buyer pursuant to this Agreement.

3. PURCHASE PRICE

The purchase price to be paid to Seller for all the Purchased Assets (the “Purchase Price”) is as follows:

a.	One Hundred Seventy Five Thousand Dollars and 00/100 Cents ($175,000.00) to be paid by the Buyer to the Seller in cash on the Closing Date (the “Closing Payment”).

b.	Buyer shall pay Seller for all but 4,500 square feet (which Seller shall retain) of the exhibit space leased by Seller at the 2014 RVIA National RV Trade Show in Louisville, KY at the per square foot lease rate paid by Seller for the exhibit space, and such amount shall be paid within thirty (30) days of the Closing Date.

c.	Buyer shall pay Seller fifty percent (50%) of Seller’s dealer invoice price for all finished good inventory existing prior to the Closing Date which is sold after the Closing Date within ten (10) business days of any sale.

d.	For six months following the Closing Date, Buyer shall pay Seller fifty percent (50%) of Seller’s cost for raw materials inventory purchased by Seller prior to the Closing Date within ten (10) days of Buyer’s use of the raw material. After six months following the Closing Date, Seller shall have the right to remove any remaining raw materials inventory from Buyer’s possession.

As for items c and d above, Seller is entitled to conduct an inventory review to verify the amounts owed Seller under items c and d, and Buyer agrees to allow access to the Premises and any other location where such items may be located and to provide Seller any records regarding such finished goods and raw materials inventories.

4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SELLER

Subject to the indemnification provisions set forth in Section 6 hereof, Seller represents and warrants to, and agrees with, Buyer as follows:

4.1 Definition. Where Seller’s representations and warranties herein are qualified “to the best of Seller’s knowledge,” or similar language, such qualification shall be deemed to mean the actual knowledge of Bruce Page, Jon Pilarski, Martin Fransted, Jeff Holdread, and Robert Davis.

4.2 Organization and Qualification. On the date hereof, Seller is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana, with full power and authority to own, operate and lease its properties and conduct its business as now owned, operated, leased and conducted.

4.3 Title. Seller is the owner of and has valid and marketable title to all of the Purchased Assets free and clear of all claims, liens, security interests, pledges and encumbrances except as disclosed on Schedule 4.3.

4.4 Equipment. Schedule “1(i)” hereto is a complete and correct list of all Equipment and other fixed assets owned or leased under valid leases and used by Seller primarily in the conduct of the Business.

4.5 Occupancy. Seller has made available to Buyer true and complete copies of all certificates of occupancy in its possession, issued for the Premises, and any other licenses and operational permits and applications with respect to the Premises that are in effect on the date hereof; all fees required to be paid as of the date hereof with respect to such certificates of occupancy, licenses and permits have been paid. Seller has not received any notice or request from local governmental authorities to change its operations in, or perform any work or alterations on, any of the Premises.

4.6 Insurance Notices. Seller has not received any written notice or request from any insurance company or board of fire underwriters requesting the performance of any work or alteration with respect to the Premises, and to the best of Seller’s knowledge, no issuance of any such notice or request is currently being contemplated.

4.7 Labor and Employment Matters. With respect to the Business, Seller is not a party to any collective bargaining or other agreement with labor unions, labor representatives or any other employee groups; Seller is not experiencing, and, to the best of Seller’s knowledge, there are no facts or circumstances which would result in any labor troubles or strife, work stoppages, slowdowns, or other labor matters which would have a material adverse effect on the Business; To the best of Seller’s knowledge, Seller has not received notice that it has committed any unfair labor practice and is not experiencing, current union organization efforts, or negotiations, or requests for negotiations, for any representation or any labor contract relating to its employees.

4.8 Intellectual Property.

4.8.1 With the exception of the “Skyline” trade name and trademark, Schedule “1(a)” hereto is a complete and correct list of all trademarks, trade names (registered or unregistered), service marks, brand names, copyrights, patents (and applications for any of the foregoing), logos, designs, domain names or other intangible rights or properties of a similar nature, whether or not they are or could be covered by a patent, copyright or trademark, used by, owned by, or licensed by or to, Seller. Seller is the lawful owner or licensee of all of the Intellectual Properties, and to the best of Seller’s knowledge, it has the exclusive, perpetual, royalty-free right to use the Intellectual Properties in the conduct of the Business.

4.8.2 No proceedings have been instituted by or against Seller or are pending, (and to the best of Seller’s knowledge, no notice or claim has been received by Seller threatening any such proceeding) which challenge any rights in respect of the Intellectual Properties, or the validity or enforceability thereof, and none of the Intellectual Properties is subject to any outstanding order, decree, judgment, stipulation or charge.

4.8.3 The enforceability and validity of, and the obligations of the parties provided in, any agreement granting or relating to the Intellectual Properties are not affected by the transactions contemplated by this Agreement and no consent of any party thereto is required by the transactions contemplated by this Agreement. To the best of Seller’s knowledge, Seller is not infringing on any third party’s Intellectual Properties, no third party is infringing on any of Seller’s Intellectual Properties, and no claim has been made, or notice received, alleging such infringement.

4.8.4 Promptly after the Closing Date, Seller shall cease using the names set forth on Schedule “1(a)” hereto or any derivatives thereof.

4.9 Litigation. With the exception of actions or proceedings relating to Seller’s product warranties, there are no actions or proceedings at law or in equity pending or, to the best of Seller’s knowledge, threatened (a) by or against Seller, or involving any of the Purchased Assets, before any Federal, state or municipal court or governmental commission, board or other administrative agency (collectively, a “Governmental Entity”) or any arbitrator wherein any unfavorable judgment, decision, ruling or finding would, individually or in the aggregate, have a material adverse effect on the Business, or (b) seeking to enjoin or restrain any of the transactions contemplated by this Agreement.

4.10 Compliance With Law. Seller has complied, and is in compliance, in all material respects, with all terms of any instrument, and all laws, orders, rules, regulations, licenses and permits of the United States, any state or political subdivision, any foreign jurisdiction, or any agency thereof (including, but not limited to, the DOL, the Equal Employment Opportunity Commission, the Department of Transportation, the Federal Occupational Safety and Health Agency, and their equivalent state agencies) which are applicable to Seller in respect of the Business or the Purchased Assets the failure of which to comply with would have a material adverse effect on the Business, and no complaint or order has been filed against Seller by or with, and no notice has been issued to Seller by, any such agency in respect of the Business or the Purchased Assets in each instance where the failure to comply would have a material adverse effect on the Business or the Purchased Assets. Seller shall have sole responsibility and liability for such compliance with respect to or arising from the conduct of the Business prior to Closing and shall be liable for any arrears, damages, fines, taxes and penalties imposed solely as a result of the failure to comply with any of the foregoing prior to the Closing. Buyer shall have sole responsibility and liability for such compliance with respect to or arising from the conduct of the Business from and after Closing and shall be liable for any arrears, damages, fines, taxes and penalties imposed solely as a result of the failure to comply with any of the foregoing from and after the Closing.

4.11 Licenses and Permits. To the best of Seller’s knowledge, Seller holds all governmental licenses, permits and other authorizations necessary for the conduct of the Business. Seller shall provide to the Buyer true and complete list of all such licenses, permits and authorizations upon request.

4.12 Authority, Binding Agreement. The execution and delivery of this Agreement and all other documents and instruments delivered pursuant hereto (the “Transaction Documents”), and the consummation of the transactions contemplated herein, have been duly authorized by the Board of Directors of Seller and no other proceedings on the part of Seller are necessary to authorize the Transaction Documents, nor the carrying out of the transactions contemplated herein; neither the execution, delivery nor performance of the Transaction Documents, nor consummation of the transactions contemplated herein, will result in a violation of, or be in conflict with, or constitute (with or without due notice or lapse of time or both) a default in any term of any law, order, rule or regulation applicable to Seller; the Transaction Documents, upon execution and delivery thereof by Seller, will be the valid and binding obligations and will be enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, or other laws affecting the enforcement of creditors’ rights generally.

4.13 Governmental Consents. All consents, approvals and authorizations of all governmental agencies required in connection with the execution and delivery of the Transaction Documents by Seller for the consummation of the transactions contemplated herein have been obtained.

4.14 No Misstatements. No representation or warranty made by Seller this Agreement, or in any document, certificate, or instrument delivered or deliverable pursuant to the terms hereof contains or will contain, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

5. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF BUYER

Buyer represents and warrants to and agrees with Seller as follows:

5.1 Organization. Buyer on the date hereof is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Indiana. Buyer on the date hereof has the corporate power and authority to own and/or lease its properties and to conduct its business in the manner and in the places where such properties are now owned, leased or operated or such business is now conducted.

5.2 Binding Agreement. The execution and delivery of this Agreement and Transaction Documents, and the consummation of the transactions contemplated herein, have been duly authorized by the Members of Buyer and no other proceedings on the part of Buyer are necessary to authorize the Transaction Documents, nor the carrying out of the transactions contemplated herein; neither the execution, delivery nor performance of the Transaction Documents, nor consummation of the transactions contemplated herein, will result in a violation of, or be in conflict with, or constitute (with or without due notice or lapse of time or both) a default in any term of any law, order, rule or regulation applicable to Buyer; the Transaction Documents, upon execution and delivery thereof by Buyer, will be the valid and binding obligations and will be enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, or other laws affecting the enforcement of creditors’ rights generally.

5.3 No Violation. Neither the execution of the Transaction Documents nor the carrying out of the transactions contemplated hereby will result in any violation of, or be in conflict with, the terms of, or require the consent of any party to, any contract, agreement, lease, license agreement, instrument commitment or understanding applicable to Buyer.

5.4 Consents. All consents, approvals and authorizations of all governmental agencies required in connection with the execution and delivery of the Transaction Documents by Buyer for the consummation of the transactions contemplated herein have been obtained.

5.5 Records. For seven (7) years after the Closing Date, Buyer shall retain any Seller’s books and records in its possession immediately following the Closing in a commercially reasonable manner, and Seller and its representatives shall have access to all books, records and other documentation of Seller to the extent that such access may reasonably be required in connection with complying with applicable tax return filing obligations, SEC disclosure obligations, responding to claims and other reasonable business purposes. Access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours.

5.6 Finished Goods Sold Prior to Closing. Buyer acknowledges that Seller has contracted to sell all or substantially all the finished goods and that those goods will remain on the Premises after the Closing until transportation to the purchaser of such goods can be arranged. Buyer agrees to provide the assistance of Renee Shriver, the sales secretary of the Business prior to Closing, or her successor to assist with the logistics of transporting the sold finished goods from the Premises to the purchasers of such goods. Seller agrees to pay Buyer a reasonable amount for Ms. Shriver’s or her successor’s time and effort expended under this Section 5.7.

6. INDEMNIFICATION

6.1 Seller agrees to and does hereby indemnify and hold harmless Buyer, its members, officers, directors, subsidiaries, affiliates, agents and employees, and their successors and assigns (collectively, the “Seller Indemnified Persons”), from and against any claims against Buyer, the Purchased Assets or the Business and against any other loss, cost, liability, damage or expense (including, without limitation, all expenses, fees of consultants and experts, reasonable attorneys’ fees and court costs) (collectively, “Losses”), but excluding punitive, incidental, special and consequential damages and lost profits, to Buyer as a result of or which involves (i) the inaccuracy of any representation or the breach of any warranty made by Seller in this Agreement, (ii) the failure of Seller to perform any covenants or agreements of Seller contained in this Agreement or in any other document or agreement delivered or deliverable pursuant hereto; (iii) any liability of, or in connection with, Seller, the Business or the Purchased Assets which has not been expressly assumed by Buyer in this Agreement; and (iv) any claim made by any former owner or shareholder of Seller, or such former owner or shareholder’s heirs, administrators or legal representatives, relating to the sale of such owner’s or shareholder’s ownership interest in Seller, or the sale to Buyer of the Purchased Assets.

6.2 Buyer agrees to and does hereby indemnify and hold harmless Seller, its members, officers, directors, subsidiaries, affiliates, agents and employees, and their successors and assigns (collectively referred to as the “Buyer Indemnified Persons”), from and against any claims against Losses to Seller as a result of or which involves (i) the inaccuracy of any representation or the breach of any warranty made by Buyer in this Agreement, (ii) the failure of Buyer to perform any covenants or agreements of Buyer contained in this Agreement or in any other document or agreement delivered or deliverable pursuant hereto; and (iii) any liability of, or in connection with, Buyer, the Business or the Purchased Assets arising after on or after the Closing Date.

6.3 Claims for Indemnification.

6.3.1 Third-Party Claims. All claims for indemnification made under this Section 6 resulting from a third party claim against an Indemnified Party (as defined below) shall be made in accordance with the following procedures. A person entitled to indemnification under this Section 6 (an “Indemnified Party”) shall give prompt written notification to the person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the potential assertion of any such claim by a third party (collectively, an “Action”). Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the Action with counsel selected by the Indemnifying Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The party not controlling such defense may participate therein at its own expense. The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

6.3.2 Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Section 6 that is not subject to Section 6.3.1 shall deliver to the Indemnifying Party a prompt written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claimed Amount”) of any Losses incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Section 6 and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Losses. Within sixty (60) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), or (ii) contest that the Indemnified Party is entitled to receive the Claimed Amount in whole or in part. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such response, then either party may file suit in a court of competent jurisdiction as provided in Section 12.4. As a condition to any payment by the Indemnifying Party, the Indemnified Party shall assign to the Indemnifying Party all of its rights with respect to the subject matter of the claim or otherwise make arrangements reasonably satisfactory to the Indemnifying Party to provide that the Indemnifying Party is subrogated to such rights.

6.4 Survival.

6.4.1 Except as expressly set forth in this Agreement, the representations and warranties of the Seller and the Buyer set forth in this Agreement and the right to make a claim hereunder with respect to a breach thereof, shall survive the Closing and the consummation of the transactions contemplated hereby and shall remain in full force and effect for a period of twelve (12) months following the Closing Date, at which time they shall expire. Notwithstanding the foregoing, (i) the Seller’s representations and warranties contained in Section 4.2 (“Organization and Qualification”) and Section 4.13 (“Authority, Binding Agreement”) (the “Fundamental Representations”) shall survive the Closing and the consummation of the transactions contemplated hereby without limitation, and (ii) the Buyer’s representations and warranties contained in Section 5.1 (“Organization”) and Section 5.2 (“Binding Agreement”) shall survive the Closing and the consummation of the transactions contemplated hereby without limitation.

6.4.2 Any valid claim for a Breach of a representation or warranty pursuant to Section 6.1 or Section 6.2 that is properly asserted in writing pursuant to Section 6.3 prior to the expiration as provided in Section 6.4.1 of the representation or warranty that is the basis for such claim shall survive until such claim is finally resolved and satisfied.

6.5 Limitations.

6.5.1 The rights of the Indemnified Party under this Section 6 shall be the sole and exclusive remedies of the Indemnified Party with respect to claims resulting from or relating to any misrepresentation, breach of or failure to perform any covenant or agreement contained in this Agreement or otherwise relating to the transactions that are the subject of this Agreement.

6.5.2 Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply:

(a) the Seller shall have no liability to the Buyer Indemnified Persons pursuant to this Section 6 (other than in respect of a Breach of a Fundamental Representation) until the aggregate amount of all Losses resulting therefrom exceed $50,000 (the “Basket”), and then only for the amount by which such Damages exceed in the aggregate such Basket;

(b) the overall aggregate liability of the Seller to the Buyer Indemnified Persons pursuant to this Section 6 shall not exceed $250,000 (the “Cap”); and

(c) any liability of Seller arising under the Real Estate Purchase Agreement shall be deemed part of Seller’s overall aggregate liability owed Buyer and shall be subject to the Basket and Cap.

6.6 Manner of Payment. Any indemnification payments pursuant to this Section 6 shall be effected by wire transfer of immediately available funds to an account designated in writing by the Indemnified Party, within ten (10) Business Days after the final determination thereof.

7. CLOSING

The closing of the transactions contemplated herein (“Closing”) shall take place on October 7, 2014. The term “Closing Date” shall mean the date on which the Closing occurs. If the Closing occurs on the date of execution of this Agreement, the terms “Closing Date” and “the date hereof” shall mean the same day.

8. DELIVERIES OF SELLER

On the Closing Date, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer:

8.1 All conveyances, deeds, assignments of agreements, trademarks and patent assignments, assignments of insurance claims, bills of sale, confirmations, powers of attorney, approvals, consents, agreements and any and all further instruments as may be necessary, expedient or proper in order to complete any and all conveyances, transfers and assignments herein provided for and to convey to Buyer such title to the Purchased Assets as Seller is obligated hereunder to convey;

8.2 Certified copies of the resolutions adopted by the Board of Directors of Seller authorizing this Agreement and the transactions contemplated hereby;

8.3 The Real Property Purchase Agreement;

8.4 A license agreement regarding the use of the “Skyline” name through May 31, 2016, which is mutually agreeable to Seller and Buyer (the “Skyline License”);

8.5 Certificate dated not more than thirty days (30) prior to the Closing Date from the appropriate authorities of the state in which Seller is incorporated as to its existence;

8.6 Releases of liens with respect to all Purchased Assets, and any other documentation showing that the Purchased Assets are free and clear of any and all claims, liens, security interests, pledges and encumbrances; and

8.7 Possession of the Purchased Assets.

9. DELIVERIES OF BUYER

On the Closing Date, Buyer shall execute and deliver, or cause to be executed and delivered, to Seller:

9.1 Payment of the Closing Payment;

9.2 The Real Property Purchase Agreement; and

9.3 The Skyline License.

10. BROKERS

10.1 Buyer and Seller each represent and warrant that no agent, broker, investment or commercial banker, person or firm acting on behalf of Seller or under the authority of Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated herein.

10.2 Buyer and Seller each agree to indemnify and hold the other harmless from and against any and all loss, cost, damage, claims and expense which the other may sustain or which may be asserted against the other by reason of any claim for compensation by any other person, firm or corporation introduced by the indemnifying party in connection with the transactions contemplated herein.

11. NON-COMPETITION

11.1 For a period of ten (10) years from the date hereof, the Seller, agrees not to, directly or indirectly, undertake to perform any services in or for, or render services to, engage or participate in, or solicit for employment or employ any employee of Buyer in, or have any financial interest in, any business competitive to the Business. Buyer acknowledges that the Seller’s “Park Model” business is not deemed competitive to the Business under this Section 11.1. For the purpose hereof, a business shall be deemed competitive to the Business if it is conducted in any geographic or market area in which Buyer is engaged in business during the period covered by this Section and involves the development, design, manufacture, marketing, packaging, sale or distribution to or for the recreational vehicle business or of any products of the Business, and related products, and any products or services similar thereto, during such period.

11.2 Seller has carefully considered the nature and extent of the restrictions placed upon it, and the rights and remedies Buyer has under this Agreement, and acknowledges and agrees that they are reasonable as to time, territory, and activity; are designed to eliminate unfair competition to Buyer; are fully required to protect the legitimate interests of Buyer; and do not confer a benefit upon Buyer disproportionate to the restrictions imposed upon Seller or the consideration given therefor.

12. ADDITIONAL PROVISIONS

12.1 Further Assurances. Buyer and Seller shall execute and deliver or cause to be executed and delivered to the other such further instruments, documents and conveyances and shall take such other action as may be reasonably required to more effectively carry out the terms and provisions of this Agreement and to consummate the transactions contemplated herein.

12.2 Assignment. This Agreement shall be binding upon and inure to the benefit of Buyer, and its successors and assigns, and shall be binding upon and inure to the benefit of Seller and its respective successors, personal representatives and heirs. This Agreement shall not be assignable by either party without the prior written consent of the other; provided, however, that Buyer may assign this Agreement to a subsidiary or affiliate of Buyer, in which event Buyer shall remain liable for all liabilities and obligations undertaken by it in this Agreement.

12.3 Complete Agreement. This Agreement, the Real Estate Purchase Agreement and the documents referred to said documents constitute the whole agreement among the parties, and there are no terms other than are contained herein or therein. Buyer and Seller have made no representations or warranties other than as set forth herein and the Real Estate Purchase Agreement. No variation hereof or thereof shall be deemed valid unless by full performance by the parties hereto or by a writing signed by the parties hereto.

12.4 Governing Law; Venue. This Agreement shall be governed by the laws of the State of Indiana, without giving effect to the principles of conflicts of laws, including but not limited to matters of construction, validity and performance. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, located in South Bend, Indiana over any suit, action or proceeding arising out of or relating to this Agreement or, in the absence of the minimum jurisdictional amount, the highest court of general jurisdiction of the State of Indiana located in Elkhart, Indiana. Each party hereby irrevocably waives to the fullest extent permitted by law, (i) any objection that they may now or hereafter have to the venue of any such suit, action or proceeding brought in any such court, or (ii) any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon each party duly served with process therein and may be enforced in the courts of the jurisdiction of which either party or any of their property is subject, by a suit upon such judgment.

12.5 Notice. No notice, request, demand, instruction, or other document to be given hereunder to any party shall be effective for any purpose unless personally delivered, or delivered by commercial overnight delivery service, or sent by certified or registered mail, return receipt requested, to the appropriate address, or transmitted by telecopier to the number provided herein. Notices that are mailed shall be deemed to have been given on the third day following deposit of same in any United States Post Office mailbox in the state to which the notice is addressed or on the fourth day following deposit in any such post office box other than in the state to which the notice is addressed, postage prepaid, addressed as set forth herein. Notices sent via commercial overnight delivery service shall be deemed to have been given the next business day after deposit with the commercial delivery service. Notices that are transmitted via telecopier shall be deemed to have been given the business day transmitted, if transmitted before 3:00 p.m. recipient’s time, and on the next business day, if transmitted after 3:00 p.m. recipient’s time, as evidenced by a telecopier confirmation of successful transmission. The addresses and telecopier numbers for the purposes of this paragraph may be changed by giving written notice of such change in the manner herein provided for giving notice. The initial address and telecopier numbers for notice are as follows:

To Buyer:	Evergreen Recreational Vehicles, LLC
Attn: Michael H. Schoeffler
51700 Lovejoy Drive
Middlebury, IN 46540

To Seller:	Skyline Corporation
Attn: Bruce G. Page
2520 Bypass Road
Elkhart, IN 46514

12.6 Counterparts. This Agreement may be executed in counterparts, manually or electronically, each of which shall be an original, but all of which shall be deemed to be one and the same instrument.

12.7 Headings. The headings in this Agreement are for the convenience of reference only, and shall not affect in any manner any of the terms or provisions hereof. For purposes of this Agreement, where applicable, the masculine gender shall also include the feminine gender.

12.8 Expenses. Whether or not the transactions contemplated herein are consummated, each of parties hereto shall be solely liable for the fees and expenses incurred by such party’s attorneys, accountants and other representatives in connection with the preparation of this Agreement, the documents deliverable hereunder and any investigation or examination authorized herein.

12.9 Recovery of Fees. Subject to the limitations set forth in Section 6, in the event of any proceeding involving a claim or dispute arising under this Agreement, the prevailing party (by motion, on the merits, or otherwise) shall be entitled to recover, in addition to any remedy awarded in such proceeding, all costs and expenses, including actual attorney’s fees, incurred by the prevailing party in such proceeding.

[Signature Page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement on the day and year first above written.

Buyer:

EVERGREEN RECREATIONAL VEHICLES, LLC

By:	/s/ M H Schoeffler
Michael H. Schoeffler, Member

By:	/s/ Kelly L. Rose
Kelly L. Rose, Member

Seller:

SKYLINE CORPORATION

By:	/s/ Bruce G. Page
Bruce G. Page
President and Chief Executive Officer